January 23, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:	EquiTrust Variable Insurance Series Fund (the “Registrant”)
Proxy Statement; File Number 811-05069

Dear Mr. Oh:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s preliminary proxy statement filed with the Commission on January 4, 2008.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQUITRUST VARIABLE INSURANCE SERIES FUND

By:	/S/ CRAIG A. LANG
Name: Craig A. Lang Title: President